                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No.: 333-83749



                              [JPMORGANCHASE LOGO]



                           DIVIDEND REINVESTMENT PLAN


The Dividend Reinvestment Plan of J.P. Morgan Chase & Co. provides you with:

    o a simple and convenient method of investing in our common stock by reinvesting the cash dividends you receive on our common stock, preferred stock or depositary shares in our common stock; and

    o the ability to make purchases of our common stock under the Plan without incurring any trading fees or service charges for your purchases.

The Dividend Reinvestment Plan allows you to:

    o reinvest all or part of your common stock dividends in additional shares of our common stock;

    o reinvest all (but not part) of your dividends on our preferred stock or depositary shares in additional shares of our common stock;

    o deposit stock into the Plan; and

    o sell shares held in the Plan.

We have registered 3,000,000 shares of common stock for sale under the Dividend Reinvestment Plan.

Our common stock is listed on the New York Stock Exchange and on the London Stock Exchange under the ticker symbol "JPM". On January 8, 2001, the last reported sale price of the common stock on the New York Stock Exchange was $49 1/4 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             YOU SHOULD KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.



               The date of this prospectus is January 10, 2001.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. WE ARE NOT MAKING AN OFFER OF SECURITIES IN ANY PLACE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.


                               TABLE OF CONTENTS


                                               PAGE
                                               ----
Where You Can Find More Information
   About J.P. Morgan Chase & Co. ...........     3
J.P. Morgan Chase & Co. ....................     4
   Merger with J.P. Morgan .................     4
   Business ................................     4
The Plan ...................................     4
   Purpose .................................     4
   Advantages ..............................     5
   Administration ..........................     5
   Costs ...................................     5
   Participation ...........................     5
   Purchases ...............................     7
   Federal Income Tax Consequences .........     8
   Reports to Participants .................     9


                                                PAGE
                                                ----
   Discontinuation of Participation in
      the Plan .............................      9
   Withdrawal of Shares of Common
      Stock from Plan Accounts .............     10
   Other Information .......................     11
Use of Proceeds ............................     12
Description of Capital Stock ...............     12
   Common Stock ............................     12
   Preferred Stock .........................     12
   Depositary Shares .......................     16
Legal Matters ..............................     18
Experts ....................................     18
Indemnification ............................     18

                   WHERE YOU CAN FIND MORE INFORMATION ABOUT
                            J.P. MORGAN CHASE & CO.

J.P. Morgan Chase & Co. ("J.P. Morgan Chase," which may be referred to as "we" or "us") files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede that information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

(a) Annual Report on Form 10-K for the year ended December 31, 1999;

(b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

(c) Current Reports on Form 8-K filed on January 21, 2000, February 9, 2000, March 22, 2000, April 11, 2000, April 19, 2000, May 22, 2000, June 12, 2000,
    June 20, 2000, July 20, 2000, August 3, 2000, September 18, 2000, October
    19, 2000, November 1, 2000, November 28, 2000, November 29, 2000, December 1, 2000, December 14, 2000, December 26, 2000 and January 4, 2001; and

(d) The description of our common stock contained in our registration statement filed under Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating that description.

       YOU MAY REQUEST A COPY OF THE FILINGS DESCRIBED ABOVE, AT NO COST,
           BY WRITING TO OR TELEPHONING US AT THE FOLLOWING ADDRESS:


                             OFFICE OF THE SECRETARY
                             J.P. MORGAN CHASE & CO.
                                 270 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                  212-270-4040

                            J.P. MORGAN CHASE & CO.

J.P. Morgan Chase is a financial holding company incorporated under Delaware law in 1968. As of September 30, 2000, on a pro forma basis after giving effect to the merger referred to below, we were the second largest banking institution in the United States, with approximately $707 billion in assets and approximately $40 billion in stockholders' equity.


MERGER WITH J.P. MORGAN

On December 31, 2000, J.P. Morgan & Co. Incorporated ("J.P. Morgan") merged with and into The Chase Manhattan Corporation ("Chase"). Upon completion of the merger, Chase changed its name to "J.P. Morgan Chase & Co." In the merger:

 o Each outstanding share of J.P. Morgan common stock was converted into 3.7 shares of common stock of J.P. Morgan Chase;

 o Each outstanding share of preferred stock of J.P. Morgan was converted into a share of a corresponding series of preferred stock of J.P. Morgan Chase having substantially the same terms; and

 o All outstanding shares of Chase common stock and preferred stock remained outstanding shares of J.P. Morgan Chase.

The merger was accounted for as a pooling of interests. As a result, financial information prepared following completion of the merger and incorporated by reference in this prospectus will present the combined results of Chase and J.P. Morgan as if the merger had been in effect for all periods presented.


BUSINESS

We are a global financial services firm with operations in over 60 countries. Our principal bank subsidiaries are The Chase Manhattan Bank ("Chase Bank") and Morgan Guaranty Trust Company of New York ("Morgan Bank"), each of which is a New York banking corporation headquartered in New York City, and Chase Manhattan Bank USA, National Association, headquartered in Delaware ("Chase USA"). Our principal non-bank subsidiaries are our investment bank subsidiaries, Chase Securities Inc. ("Chase Securities") and J.P. Morgan Securities Inc. ("J.P. Morgan Securities"). We expect Chase Bank to merge with Morgan Bank and Chase Securities to merge with J.P. Morgan Securities in mid-2001. Unless the context otherwise requires, references in this prospectus to Chase Bank, Morgan Bank, Chase Securities and J.P. Morgan Securities also refer to the successor corporations in those mergers.

Our principal executive office is located at 270 Park Avenue, New York, New York 10017. Our telephone number is (212) 270-6000.


                                    THE PLAN

The following is a question-and-answer statement of the terms of our Dividend Reinvestment Plan (the "Plan") in effect on the date of this prospectus.


PURPOSE

1. WHAT IS THE PURPOSE OF THE PLAN?

The Plan provides holders of record of our common stock and Other Eligible Securities, described below, with a simple and convenient way to invest the cash dividends on those securities in our common stock without paying any trading fees or service charges. The shares available under the Plan will be acquired either directly from us or in the open market, as we determine from time to time. If you acquire them from us, we will receive additional funds for general corporate purposes.

As of the date of this prospectus, our "Other Eligible Securities" consist of the following securities:

 o Our Adjustable Rate Cumulative Preferred Stock, Series A, stated value $100 per share (our "Series A preferred stock");

 o Our Depositary Shares (our "depositary shares"), each representing one-tenth of one share of 6 5/8% Cumulative Preferred Stock, stated value $500 per share (our "6 5/8% preferred stock");

 o Our Adjustable Rate Cumulative Preferred Stock, Series L, stated value $100 per share (our "Series L preferred stock");

 o Our 10.84% Cumulative Preferred Stock, stated value $25 per share (our "10.84% preferred stock");

 o Our Adjustable Rate Cumulative Preferred Stock, Series N, stated value $25 per share (our "Series N preferred stock"); and

 o Our Fixed/Adjustable Rate Noncumulative Preferred Stock, stated value $100 per share (our "Fixed/Adjustable preferred stock").


ADVANTAGES

2. WHAT ARE THE ADVANTAGES OF THE PLAN?

If you elect to participate in the Plan, you can benefit from the following advantages:

 o NO TRADING FEES OR SERVICE CHARGES FOR REINVESTMENT. If you elect to participate in the Plan, you will not pay any trading fees or service charges in connection with your reinvestment of dividends in our common stock.

 o FULL INVESTMENT, INCLUDING FRACTIONAL SHARES. Fractions of shares, as well as whole shares, will be credited to your Plan account. Dividends on those fractional shares will also be reinvested and credited to your Plan account.

 o DOLLAR COST AVERAGING. As a Plan participant you can take advantage of dollar cost averaging through regular and consistent purchases of common stock under the Plan.

 o SIMPLIFIED RECORDKEEPING. As a Plan participant you will receive a quarterly statement of account, which will simplify your recordkeeping.

In addition, if you are a holder of record of common stock, you may elect to have all or only a specified portion of the dividends on your common stock reinvested under the Plan.


ADMINISTRATION

3. WHO ADMINISTERS THE PLAN?

Mellon Investor Services, LLC, formerly known as ChaseMellon Shareholder Services, L.L.C. (the "Plan Administrator"), administers the Plan, keeps records, sends Plan account statements to participants and performs other duties under the Plan. You may contact the Plan Administrator as follows:


                                  BY TELEPHONE:
                                 1-800-758-4651


                                    BY MAIL:
                          Mellon Investor Services, LLC
                        Dividend Reinvestment Department
                                  P.O. Box 3336
                     South Hackensack, New Jersey 07606-1936

The above telephone number will also allow you to access the Plan
Administrator's interactive voice response (IVR) system, which will permit you to transact business under the Plan by telephone. You must obtain a personal identification number (PIN) from the Plan Administrator to access this system. This system will be subject to change at any time.


COSTS

4.    HOW MUCH DOES IT COST TO PARTICIPATE IN THE PLAN?

Nothing. You will not incur trading fees or service charges for your purchases of our common stock under the Plan. We will pay all administrative costs, as well as all fees, commissions and other expenses incurred in connection with purchases of our common stock under the Plan. However, you will incur certain costs if you elect to withdraw fractional shares from the Plan or if you sell shares upon your withdrawal from the Plan. See Questions 20 and 21 below for an explanation of those costs.


PARTICIPATION

5. WHO IS ELIGIBLE TO PARTICIPATE IN THE PLAN?

If you are a holder of record of our common stock or Other Eligible Securities, you are eligible to participate in the Plan. You are a holder of record if your shares of common stock or Other Eligible Securities are registered in your own name rather than in the name of a bank, custodian or nominee.

If your shares of common stock or Other Eligible Securities are registered in the name of a broker, nominee or other person and not in your own name, you are a beneficial owner rather than a holder of record. In that case, in order to become eligible to participate in the Plan, you must either become a holder of record by having those securities transferred to your own name or make appropriate arrangements with your nominee to participate on your behalf.

In general, if you are a nominee holding common stock or Other Eligible Securities on behalf of a beneficial owner, you may participate in the Plan and make elections with respect to the common stock and Other Eligible Securities of that beneficial owner to the same extent as the beneficial owner could if it held the securities in its own name. If you are a nominee or broker and wish to participate in the Plan, you should contact the Dividend Reinvestment Department of the Plan Administrator at 1-800-758-4651.

Once you become a participant in the Plan, you may continue to participate in the Plan as long as you are the record holder of common stock or Other Eligible Securities or the Plan Administrator holds at least one full share of common stock beneficially owned by you in your Plan account.

You may not transfer your right to participate in the Plan to another person.


6.    HOW DO I JOIN THE PLAN?

If you are eligible to participate, you may join the Plan by signing an Authorization Card, as described under Question 9 below, and returning it to the Plan Administrator. You may obtain an Authorization Card and further information about the Plan by contacting the Plan Administrator as set forth under Question 3 above.

If you are a holder of record of common stock and hold your shares in certificate form, you may also elect to participate in the Plan by depositing your certificates for common stock with the Plan Administrator. Upon that deposit, you will begin to receive dividend reinvestment on the shares deposited.


7.    DOES THE PLAN PERMIT PARTIAL REINVESTMENT?

The Plan permits partial reinvestment of dividends on common stock but not on Other Eligible Securities.

If you are a record holder of shares of our common stock, you may elect to have dividends on all or any whole number of those shares reinvested under the Plan by indicating on the applicable Authorization Card the number of shares as to which you are authorizing reinvestment, as described under Question 9 below. After you make an initial election, you may change (that is, reduce or increase) the number of shares to which dividend reinvestment on your shares of common stock will apply by submitting to the Plan Administrator a new Authorization Card indicating your new election.

In order to have dividends on any series of Other Eligible Securities reinvested under the Plan, you must elect to reinvest the dividends on all shares of that series of Other Eligible Securities that are registered in your name. However, if you hold shares of more than one series of Other Eligible Securities, or if you hold Other Eligible Securities and common stock, you may elect to participate in the Plan with respect to any number of those classes of securities, subject to the applicable provisions described above with respect to each particular series.

If you are a nominee that holds our common stock or Other Eligible Securities on behalf of more than one beneficial owner, you may participate in the Plan on behalf of fewer than all of those beneficial owners. In addition, you may make elections under the Plan on behalf of any particular beneficial owner to the same extent as the beneficial owner could if that beneficial owner held the shares of common stock or Other Eligible Securities in his or her own name.


8.    WHEN MAY I JOIN THE PLAN?

If you are eligible to participate, you may join the Plan at any time. If the Plan Administrator receives your Authorization Card with respect to a particular class or series of securities on or before the record date for a dividend payment on that class or series of securities, reinvestment of dividends on that class or series of securities will begin with that dividend payment. However, if the Plan Administrator receives your Authorization Card after the record date, reinvestment of dividends on that class or series of securities will begin with the dividend payment date following the next record date.

Dividend payment dates with respect to our common stock and Other Eligible Securities are typically as follows:

                 OTHER ELIGIBLE
COMMON STOCK       SECURITIES
------------     --------------
January 31            March 31
April 30               June 30
July 31           September 30
October 31         December 31

The record dates for dividends on our common stock are generally the sixth day of the month in which the dividend payment date falls. The record dates for dividends on our Other Eligible Securities are generally the fifteenth day of the month in which the dividend payment date falls.


9. WHAT DO THE AUTHORIZATION CARDS PROVIDE?

There are two types of Authorization Cards that you may submit under the Plan. Both types provide for the purchase of our common stock, but one relates solely to reinvestment of dividends on our common stock and the other relates to reinvestment of dividends on our Other Eligible Securities. Each type of Authorization Card directs us to pay to the Plan Administrator the cash dividends on the securities specified by you that otherwise would be payable to you so that the Plan Administrator can reinvest that cash in our common stock in accordance with the Plan.

COMMON STOCK AUTHORIZATION CARD. When completing the Authorization Card relating solely to common stock, you must indicate:

 o whether you are electing full or partial reinvestment;

 o if you are electing partial reinvestment, the number of shares as to which you are electing reinvestment; and

 o whether you are electing to deposit common stock certificates that are registered in your name with the Plan Administrator. If you elect to use this feature:

          o you should send your certificates to the Plan Administrator (together with an appropriately completed Authorization Card or a written request that the shares be added to your Plan account) by registered mail, return receipt requested, and should insure them in an amount sufficient to cover the bond premium that would be charged to replace the certificates if they were lost or destroyed;

          o dividends on all shares deposited will be reinvested in our common stock;

          o your quarterly statement of account will show the total number of shares of common stock deposited in your Plan account; and

          o there will be no charge to you for the safekeeping of the common stock certificates that you have deposited.

OTHER ELIGIBLE SECURITIES AUTHORIZATION CARD. When completing the Authorization Card relating to Other Eligible Securities, you must check the box adjacent to each series of securities as to which you are electing reinvestment. Dividends on all shares of each series specified that are registered in your name will be reinvested.

CHANGING YOUR ELECTION. You may change any election made under the Plan by submitting a new Authorization Card indicating the new election to the Plan Administrator at the address set forth under Question 3 above.

PURCHASES

10. WHAT IS THE SOURCE OF SHARES OF COMMON STOCK AVAILABLE FOR PURCHASE UNDER THE PLAN?

At our discretion, the shares of common stock purchased under the Plan will be:

 o authorized but unissued shares purchased directly from J.P. Morgan Chase;

 o shares purchased directly from our treasury;

 o shares purchased in the open market; or

 o shares purchased by a combination of the above.


11.     HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR MY ACCOUNT?

The number of shares purchased for your account will depend on the amount of dividends you choose to reinvest under the Plan and the purchase price of our common stock at the time of the reinvestment.

Each participant's Plan account will be credited with the number of shares of our common stock, including fractional shares computed to the nearest ten thousandth (four decimal places), equal to (1) the total dollar amount of dividends to be invested by the participant divided by (2) the purchase price per share of our common stock, determined as described under Question 13 below.


12.     WHEN WILL SHARES OF COMMON STOCK BE PURCHASED UNDER THE PLAN?

Purchases of authorized but unissued shares of our common stock and shares of common stock held in our treasury will be made on the dividend payment date of the common stock or Other Eligible Securities as to which you have elected dividend reinvestment. The Plan account of each participant will be credited on that dividend payment date with the number of shares of our common stock purchased for that participant under the Plan on that date.

Purchases of shares of our common stock in the open market will begin on the dividend payment date for the common stock or Other Eligible Securities as to which you have elected dividend reinvestment and will be completed as soon as reasonably practicable but not later than 90 days after that date, unless we determine that completion at a later date is necessary or advisable under applicable federal securities laws. The Plan Administrator is authorized to determine whether those open market purchases will be made on a securities exchange on which our common stock is traded, in the over-the-counter market or by negotiated transactions. The Plan Administrator may agree on the price, delivery and other terms of those purchases. Neither we nor any Plan participant will have any authority to direct the time or price of any purchase of common stock for the Plan or to select the broker or dealer through which the Plan Administrator will make those purchases. Neither we nor the Plan Administrator will be responsible if applicable law or the closing of the securities markets results in a temporary curtailment of open market purchases of our common stock for the Plan.


13.     AT WHAT PRICE WILL SHARES OF COMMON STOCK BE PURCHASED UNDER THE PLAN?

If the shares of common stock purchased under the Plan are newly issued shares or treasury shares, the price per share to all participants that elected to reinvest an applicable dividend payment will be the average, computed to the nearest ten thousandth (four decimal places), of the daily high and low sale prices of our common stock on the New York Stock Exchange Composite Transactions Tape on the last ten trading days of the month in which the record date for that dividend payment occurred. We refer to that ten-trading-day period as the "Pricing Period". If on any trading day during the applicable Pricing Period our common stock is not traded on the New York Stock Exchange or another market included in the composite transactions, the price per share for that day will be based on the reported prices for the most recent preceding trading day on which our common stock was traded on the New York Stock Exchange or other relevant market.

In the case of purchases of our common stock in the open market, the price per share to all participants that elected to reinvest an applicable dividend payment will be the average purchase price of all shares of our common stock purchased for the accounts of all participants who elected to reinvest dividends payable on that dividend payment date.


14. WILL CERTIFICATES BE ISSUED TO ME FOR SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

Shares of common stock purchased for you under the Plan will be issued in book-entry form under the Direct Registration system and will be registered in the name of a nominee of the Plan Administrator, as agent for the Plan participants. The number of shares credited to you will be shown on your statement of account under the Plan. As a result, unless you request otherwise as described under Question 20 below, share certificates will not be delivered to you.


FEDERAL INCOME TAX CONSEQUENCES

15.     WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE
        PLAN?

If the shares of our common stock purchased with your reinvested dividends under the Plan are purchased directly from us, you will be treated as having received on the dividend payment date a taxable dividend equal to the fair market value of the common stock purchased for your account under the Plan with those dividends, rather than the amount of cash dividends otherwise payable to you. For this purpose, "fair market value" means the average of the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape on the dividend payment date.

If the shares of our common stock purchased under the Plan with your reinvested dividends are purchased in the open market, you will be treated as having received on the dividend payment date a taxable dividend equal to the amount of cash dividends used to make those purchases, plus the amount of any trading fees paid by us in connection with those purchases.

Your tax basis in the shares of common stock purchased with your reinvested dividends will equal the amount treated as a taxable dividend, as described above. Your holding period for those shares for tax purposes will begin on the day after the applicable dividend payment date in the case of shares purchased from us and on the day after the shares are credited to your account in the case of shares purchased on the open market.

You will not realize taxable income on the receipt of a certificate for whole shares of common stock credited to your Plan account, either upon withdrawal of those shares from your Plan account or upon termination of the Plan. You may realize taxable gain or loss, however, when you sell or otherwise dispose of those shares or when you receive a cash payment from us for fractional shares withdrawn from your account. Generally, that gain or loss, if any, will be the difference between the amount you realize upon the disposition and the tax basis of the disposed share (or fractional share), and will be a capital gain or loss if you held the shares (or fractional shares) as a capital asset.

We will report to you and the Internal Revenue Service information sufficient to inform you of the amounts that will constitute dividend income as described above.

We urge you to consult with your own tax advisor to determine the particular tax consequences to you of your participation in the Plan.


16.     HOW WILL INCOME TAX WITHHOLDING PROVISIONS BE APPLIED TO FOREIGN
        PARTICIPANTS?

If you are a foreign participant whose income is subject to U.S. federal income tax withholding, for purposes of calculating the amount to be withheld, we will treat you as having received the same amount of dividend income as if you were a domestic participant, as described under Question 15 above. The amount of tax will be withheld from your dividend income and only the net amount of dividend income will be used to purchase shares of common stock that will be credited to your account.

We will indicate the amount of tax withheld on your statement of account. If you believe the tax has been withheld in error, you may file a claim for refund with the Internal Revenue Service.

REPORTS TO PARTICIPANTS

17.     WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS?

As a participant in the Plan, you will receive a quarterly statement of account that will include information regarding the shares of common stock purchased for your account under the Plan during the quarter, as well as the number of any shares of common stock deposited in your Plan account. Your fourth quarter statement will show all reinvested dividends and all transactions, including a record of all purchases, for the year. You should retain that statement for tax purposes.

You will also receive copies of our annual reports to stockholders, proxy statements and information for income tax reporting purposes.

DISCONTINUATION OF PARTICIPATION IN THE PLAN

18.     MAY I DISCONTINUE MY PARTICIPATION IN THE PLAN?

You may, with respect to the common stock or Other Eligible Securities held of record by you, discontinue reinvestment of dividends on those securities at any time and begin receiving cash dividends on those securities by following the procedures set forth under Question 19 below. However, we will continue to reinvest dividends on shares credited to your Plan account, whether those shares were credited as a result of the deposit of common stock certificates or acquired through dividend reinvestment, until you elect to withdraw those shares in accordance with the procedures outlined under Question 20 below.

You may withdraw shares of common stock credited to your Plan account and begin receiving cash dividends directly on those shares. Alternatively, you may withdraw shares from your Plan account without discontinuing dividend reinvestment on them. The procedures for either of those actions are set forth under Question 20 below.

You may, of course, discontinue participation and withdraw entirely from the Plan at any time.


19. HOW DO I DISCONTINUE REINVESTMENT OF DIVIDENDS ON COMMON STOCK OR OTHER ELIGIBLE SECURITIES?

You may direct the Plan Administrator at any time to discontinue reinvesting dividends on common stock or Other Eligible Securities held of record by you. You may give this direction in writing by mailing it to the Plan Administrator at the address set forth under Question 3 above or by using the interactive voice response system described under Question 3 above.

If the Plan Administrator receives your direction on or after the record date for a particular dividend payment, that dividend payment will be reinvested for your account in accordance with your previous instructions. In that event, your instruction to discontinue reinvestment will become effective with respect to the next dividend payment.

You may discontinue dividend reinvestment with respect to any or all of your shares of common stock. To change the number of shares of common stock as to which you are electing dividend reinvestment, you must follow the procedures set forth under Question 9 above. After you discontinue reinvestment of dividends on any series of Other Eligible Securities, all cash dividends on that series of Other Eligible Securities held by you will be paid to you by check unless you reenroll in the Plan. You may reenroll at any time.

If you elect to discontinue reinvesting dividends on our common stock or Other Eligible Securities, you may also elect to either withdraw the shares of common stock credited to your Plan account or retain any or all of those shares in that account. We will continue to reinvest all cash dividends on any shares of common stock not withdrawn from your Plan account.

WITHDRAWAL OF SHARES OF COMMON STOCK FROM PLAN ACCOUNTS


20.     HOW DO I WITHDRAW SHARES OF COMMON STOCK FROM MY PLAN ACCOUNT?

You may instruct the Plan Administrator to withdraw all or some of the shares of common stock credited to your Plan account. You must mail the notice to the Plan Administrator at the address set forth under Question 3 above or use the interactive voice response system described under Question 3. In either case, you must specify the number of shares to be withdrawn. Your shares will be credited to a book-entry account under the Direct Registration system unless you specifically instruct us to issue a certificate to you. We will issue certificates or make book-entry credits for all whole shares withdrawn by you but will not issue certificates or make book-entry credits for fractional shares. If the Plan Administrator receives the notice of withdrawal on or after the record date for a particular dividend payment, that dividend will be reinvested for your account.

After you withdraw shares of common stock from your Plan account, cash dividends on those shares will be reinvested in accordance with your instructions as described below.

If you have elected full dividend reinvestment on all shares of common stock held of record by you, the cash dividends on the shares withdrawn from the Plan will continue to be reinvested. If you have not elected full reinvestment, only the dividends on the number of shares as to which you had elected reinvestment will be reinvested. You may change any election previously made by submitting a new Authorization Card.

If you hold only Other Eligible Securities, upon withdrawal of shares of common stock from your Plan account, we will pay all dividends on those withdrawn shares of common stock in cash, unless you elect dividend reinvestment on those shares. You may make that election at any time.

If you wish to sell the shares of common stock you are withdrawing from your Plan account, you may request the Plan Administrator, either in writing or by using the interactive voice response system described under Question 3 above, to cause those shares to be sold at market rates through a financial institution chosen by the Plan Administrator. The Plan

Administrator will mail to you the proceeds of the sale, less the applicable administrative fees, trading fees and transfer taxes.


21. WHAT HAPPENS TO ANY FRACTION OF A SHARE WHEN I WITHDRAW ALL SHARES FROM MY PLAN ACCOUNT?

The Plan Administrator will sell any fractional share of common stock withdrawn from your Plan account and will mail the sale price, less trading fees and transfer taxes, to you in cash, together with any advice of credit to your account under the Direct Registration system or, if you requested them, certificates, for whole shares you have withdrawn from your account.


22. WHAT HAPPENS TO MY PLAN ACCOUNT IF I SELL ALL THE COMMON STOCK OR OTHER ELIGIBLE SECURITIES HELD IN MY NAME?

If you transfer or sell all the common stock or Other Eligible Securities registered in your name, the Plan Administrator will continue to reinvest the dividends on the shares of common stock credited to your Plan account, unless you elect to withdraw those shares as described under Question 20 above.


OTHER INFORMATION

23. WHAT HAPPENS IF J.P. MORGAN CHASE HAS A COMMON STOCK RIGHTS OFFERING, ISSUES A COMMON STOCK DIVIDEND OR DECLARES A COMMON STOCK SPLIT?

If you are entitled to participate in a rights offering, your entitlement will be based upon your total holdings, including the shares registered in your name, as well as the shares, including fractional shares, credited to your Plan account. Any shares we distribute as a result of a stock dividend or stock split on shares credited to your Plan account will be added to your Plan account.


24.     WHAT HAPPENS UPON CONVERSION OF CONVERTIBLE OTHER ELIGIBLE SECURITIES?

If you own convertible Other Eligible Securities and they are converted into common stock, the dividends on the shares of common stock issued upon conversion will not be reinvested unless you are already a holder of common stock and have elected full dividend reinvestment under the Plan or unless you submit a new Authorization Card instructing that dividends on the shares issued upon conversion be reinvested. Dividends on shares previously credited to your Plan account will continue to be reinvested unless you withdraw them as described above.


25.     HOW WILL MY PLAN SHARES BE VOTED AT A MEETING OF STOCKHOLDERS?

All shares credited to your Plan account will be voted as you direct. We will send you a proxy card in connection with any meeting of stockholders of J.P. Morgan Chase. The proxy card will cover all whole shares registered in your name as well as whole shares credited to your Plan account. If you sign and return your proxy card but fail to indicate any instructions, the proxies will vote your shares in accordance with the recommendations of our board of directors or, if no recommendation has been made by the board, in accordance with their discretion. If you fail to return the proxy card, or if you return it unsigned, your shares of common stock will not be voted unless you or your authorized representative votes in person at the meeting.


26. WHAT ARE THE RESPONSIBILITIES OF J.P. MORGAN CHASE AND THE PLAN ADMINISTRATOR UNDER THE PLAN?

Neither we nor the Plan Administrator will be liable for any act done in good faith or any good faith omission to act. Without limiting the previous sentence, we will not be liable for any claim relating to:

 o a failure to terminate a Plan account upon a participant's death;

 o any prices at which shares are purchased or sold;

 o the time at which any purchase or sale is made under the Plan; or

 o any fluctuation in the market value of our common stock.

Neither we nor the Plan Administrator can provide you with any assurance of profit from your participation in the Plan or with any protection from loss on the value of our common stock.


27.     MAY THE PLAN BE CHANGED OR DISCONTINUED?

While we hope to continue the Plan indefinitely, we reserve the right to suspend, terminate or modify it at any time. You will be notified of any such suspension, termination or modification. Upon termination of the Plan, we will issue certificates or credit your account under the Direct Registration system for whole shares credited to your Plan account and will pay you cash for any fraction of a share credited to your Plan account. If you become a Plan participant and we subsequently terminate the Plan and establish another dividend reinvestment plan, unless you instruct us otherwise, we will automatically enroll you in the new plan and transfer all shares credited to your Plan account to the other dividend reinvestment plan.

                                USE OF PROCEEDS

We do not know how many shares of our common stock we will sell under the Plan or the prices at which any sales will be made. However, we intend to add any proceeds we receive from the sale of newly issued or treasury shares of our common stock to our general funds. Those proceeds will be available for general corporate purposes, which may include investing in or extending credit to our subsidiaries. We are unable to estimate the amount of proceeds that we will devote to any specific purpose.

                          DESCRIPTION OF CAPITAL STOCK

The following summary is not complete. You should also refer to our certificate of incorporation, including the certificates of designations for our outstanding series of preferred stock. A copy of our certificate of incorporation may be obtained from the Plan Administrator, who may be contacted as set forth under Question 3 above. You should also refer to the applicable provisions of the Delaware General Corporation Law.


COMMON STOCK

As of the date of this prospectus, we are authorized to issue up to 4,500,000,000 shares of our common stock.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders of our preferred stock.

Each holder of our common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any of our series of preferred stock under their respective certificates of designations and applicable law, all voting rights are vested in the holders of shares of our common stock. Holders of shares of our common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares will not be able to elect any directors.

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after we have paid in full all of our debts and after the holders of all series of our outstanding preferred stock have received their liquidation preferences in full.


The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Our common stock is not convertible into shares of any other class of our capital stock. Mellon Investor Services, LLC is the transfer agent, registrar and dividend disbursement agent for our common stock.


PREFERRED STOCK


Under our certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 200,000,000 shares of preferred stock, in one or more series, and to determine the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each series.

As of the date of this prospectus, we have the following series of preferred stock issued and outstanding, as described in the following table:

                                    STATED VALUE AND
                                       REDEMPTION                                             EARLIEST
                                       PRICE PER        NUMBER OF       OUTSTANDING AT       REDEMPTION     RATE IN EFFECT AT
                                        SHARE(A)          SHARES      DECEMBER 31, 2000         DATE        DECEMBER 31, 2000
                                   ----------------- --------------- ------------------- ----------------- ------------------
                                                      (IN MILLIONS)     (IN MILLIONS)
Series A preferred stock .........    $  100.00            2.43              $243              12/31/00          5.000%(b)
Variable Rate Cumulative
Preferred Stock, Series B,
C, D, E and F ("Series
B-F preferred stock")(c) .........     1,000.00             .25               250              12/31/00(c)          --(c)
65/8% preferred stock ............       500.00             .40               200               3/31/06          6.625
Series L preferred stock .........       100.00            2.0                200               6/30/99          5.040(e)
Series N preferred stock .........        25.00            9.1                228               6/30/99          5.100(e)
10.84% preferred stock ...........        25.00            8.0                200               6/30/01         10.84
Fixed/Adjustable preferred
stock ............................        50.00            4.0                200               6/30/03(f)       4.96 (f)

----------------------
(a) Redemption price is price indicated in table, plus accrued but unpaid dividends, if any.

(b) Floating rates are based on specified U.S. Treasury rates. The minimum and maximum annual rates are 5.00% and 11.50%, respectively. Dividend rate indicated in table is rate paid on substantially identical series of J.P. Morgan preferred stock that was converted in the merger into our Series A preferred stock.

(c) Consists of five series of preferred stock. Each series is eligible for redemption at times and for prices described under "Rights Upon Liquidation; Redemption" below. Each series is eligible for dividends at times and in the amounts determined as described under "Dividends" below.

(d) Shares of this series are represented by depositary shares, each representing a one-tenth interest in a share of preferred stock of the series. Dividend rate indicated in table is rate paid on substantially identical series of J.P. Morgan preferred stock that was converted in the merger into our 65/8% preferred stock.

(e) Floating rates are based on specified U.S. Treasury rates. The minimum and maximum annual rates for each series are 4.50% and 10.50%, respectively.

(f) Dividends on this series for dividend periods commencing on or after July 1, 2003 will be at a floating rate based on specified U.S. Treasury rates, but subject to a minimum rate of 5.46% and a maximum rate of 11.46%. The amount of dividends payable may be adjusted, and the stock may be redeemed earlier than June 30, 2003, in the event of specified amendments to the Internal Revenue Code of 1986 relating to the dividends-received deduction.

RANKING. All the outstanding series of preferred stock have the same rank. All the outstanding series of preferred stock have preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution.

DIVIDENDS. Dividends payable on each series of outstanding preferred stock, other than our Series B-F preferred stock, are payable quarterly, when and as declared by the board of directors, in the amounts determined as set forth in the above table, on each March 31, June 30, September 30 and December 31.

The dividend rates for our Series B-F preferred stock are determined either by an auction conducted for each series on the business day before a new dividend period begins or by a remarketing. The method used to determine the dividend rates for the Series B-F preferred stock is set by an agent of J.P. Morgan Chase appointed for the purpose of determining that method, based on then-existing financing alternatives. If the auction method is used, the dividend rate is based on bids submitted to the trust company that conducts the auction by existing and potential holders of the preferred stock. If the remarketing method is used, the dividend rate is the lowest rate at which the shares can be remarketed for a specified per share amount. The rate for any dividend period is subject to a maximum rate based on the "AA" composite commercial paper rate, the LIBOR rate or the U.S. Treasury rate, depending on the length of the dividend period and the credit ratings of the Series B-F preferred stock. If we fail to pay or set aside for payment at the applicable time dividends payable or fail to pay at the applicable time the redemption price for shares called for redemption, and that failure continues for more than three business days, then the dividend rate for each dividend period until that failure is cured will be 200% of the federal funds rate, the "AA" composite commercial paper rate, the LIBOR rate or the U.S. Treasury rate, depending on the length of the dividend period. Dividends on our Series B-F preferred stock are payable on dividend payment dates set by an agent of J.P. Morgan Chase appointed for the purpose of setting those dates. A dividend period may be no longer than 30 years and no shorter than seven days, in the case of shares for which the auction method is used, or one business day, in the case of shares for which the remarketing method is used. In the case of shares for which the auction method is used, the dividend period will be 49 days, unless changed by the agent or unless there are certain changes to applicable tax laws.

Dividends on all the outstanding series of preferred stock, other than our Fixed/ Adjustable preferred stock, are cumulative. If we fail to declare a dividend on our Fixed/Adjustable preferred stock for any dividend period, holders of that series will have no right to receive a dividend for that dividend period, whether or not we declare dividends on that series for any future dividend periods.

We may not declare or pay any dividends on any series of preferred stock, unless, for the dividend period commencing after the immediately preceding dividend payment date, we have previously declared and paid or we contemporaneously declare and pay full dividends (and cumulative dividends still owing, if any) on all other series of preferred stock that have the same rank as, or rank senior to, that series of preferred stock. If we do not pay in full the dividends on those equally- and senior-ranking series, we may only declare dividends pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other equally-ranking series of preferred stock will bear to each other the same ratio that accrued dividends per share on that series of preferred stock and those other series bear to each other. In addition, generally, unless we have paid full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of preferred stock, we may not declare or pay dividends on our common stock and generally we may not redeem or purchase any common stock. We will not pay interest or any sum of money instead of interest on any dividend payment or payments that may be in arrears.

RIGHTS UPON LIQUIDATION; REDEMPTION. In the event of our liquidation, dissolution or winding-up, the holders of each outstanding series of preferred stock would be entitled to receive liquidating distributions in the amount set forth opposite the applicable series in the table above, plus accrued and unpaid dividends, if any, before we make any distribution of our assets to the holders of our common stock.

Each of our outstanding series of preferred stock, other than our Series B-F preferred stock, which we discuss below, is redeemable at our option on or after the applicable date set forth opposite that series in the table above and at a redemption price per share equal to the redemption price set forth opposite that series in the table above, plus accrued but unpaid dividends, if any. In addition, we may redeem the shares of our Fixed/Adjustable preferred stock earlier than June 30, 2003 in the event of specified amendments to the Internal Revenue Code of 1986 relating to the dividends-received deduction.

Shares of each series of our Series B-F preferred stock are eligible for redemption in units of 100 shares as follows:

 o on the last dividend payment date in any dividend period;

 o at any time during any dividend period in which the dividend rate is the then-applicable maximum rate; and

 o on any other redemption date established in the preceding auction or remarketing.

The redemption price for each series of our Series B-F preferred stock will equal (1) $1,000 per share in the case of a redemption described in the first or second bullet point above or (2) the redemption price established in the preceding auction or remarketing, in each case, plus accrued and unpaid dividends.

VOTING RIGHTS. Holders of shares of our outstanding preferred stock have no voting rights, except as described below or as required by the Delaware General Corporation Law.

All of our currently outstanding series of preferred stock provide that if, at the time of any annual meeting of our stockholders, the equivalent of six quarterly dividends payable on any series of outstanding cumulative preferred stock is in default, the number of directors constituting our board of directors will be increased by two and the holders of all the outstanding preferred stock, voting together as a single class, will be entitled to elect those additional two directors at that annual meeting. In accordance with the requirements of our Series L preferred stock, Series N preferred stock, 10.84% preferred stock and Fixed/Adjustable preferred stock, each director elected by the holders of shares of the outstanding preferred stock will continue to serve as director for the full term for which he or she was elected, even if prior to the end of that term we have paid in full the amount of dividends that had been in arrears. For purposes of this paragraph, "default" means that accrued and unpaid dividends on the applicable series are equal to or greater than the equivalent of six quarterly dividends.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of our preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a "class of voting securities." In such a case, a holder of 25% or more of the series, or a holder of 5% or more if that holder would also be considered to exercise a "controlling influence" over J.P. Morgan Chase, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956. In addition, (1) any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire or retain 5% or more of that series, and (2) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

Our Series N preferred stock, 10.84% preferred stock and Fixed/Adjustable preferred stock provide that the affirmative vote of the holders of at least two-thirds of the shares of all outstanding series of preferred stock, voting together as a single class without regard to series, will be required to:

 o create any class or series of stock having a preference over any outstanding series of preferred stock; or

 o change the provisions of our certificate of incorporation in a manner that would adversely affect the voting powers or other rights of the holders of a series of preferred stock.

Those series also state that if the amendment does not adversely affect all series of outstanding preferred stock, then the amendment will only need to be approved by holders of at least two-thirds of the shares of the series of preferred stock adversely affected.

Our Series L preferred stock provides as follows:

 o the consent of holders of at least two-thirds of the outstanding shares of the particular series, voting as a separate class, is required for any amendment of our certificate of incorporation that would adversely affect the powers, preferences, privileges or rights of that series; and

 o the consent of the holders of at least two-thirds of the voting power of that series and each of the series of preferred stock having the same rank, voting together as a single class without regard to series, is required to create, authorize or issue, or reclassify any stock into any additional class or series of stock ranking prior to that series as to dividends or upon liquidation, or any other security or obligation convertible into or exercisable for any such prior-ranking stock.

Our Series A preferred stock, Series B-F preferred stock and 6 5/8% preferred stock each provides that a vote of at least two-thirds of the voting power of all outstanding shares of the applicable series, and all outstanding shares of our preferred stock having the same rank as that series, voting together as a single class without regard to series, will be necessary in order to:

 o authorize or issue any capital stock that will be senior to that series of preferred stock as to dividends or upon liquidation; or

 o amend, alter or repeal any of the provisions of our certificate of incorporation, including the certificate of designations relating to that series, in such a way as to adversely affect (or materially adversely affect, in the case of our 6 5/8% preferred stock) the preferences, rights, powers or privileges of the preferred stock of that series.

MISCELLANEOUS. No series of our outstanding preferred stock is convertible into shares of our common stock or other securities of J.P. Morgan Chase. No series of our outstanding preferred stock is subject to preemptive rights.

TRANSFER AGENT AND REGISTRAR. Mellon Investor Services, LLC is the transfer agent, registrar and dividend disbursement agent for our outstanding preferred stock and depositary shares other than our Series B-F preferred stock. Bankers Trust Company is the transfer agent and registrar for our Series B-F preferred stock. The registrar will send notices to the holders of the preferred stock or depositary shares of any meetings at which such holders will have the right to elect directors or to vote on any other matter.


DEPOSITARY SHARES

Our 6 5/8% preferred stock is represented by depositary shares, each representing a one-tenth interest in a share of our 6 5/8% preferred stock.

The following is a summary of material provisions of the deposit agreement between us and Morgan Guaranty Trust Company of New York, as depositary, with respect to those depositary shares. This description is qualified by reference to the deposit agreement, a copy of which may be obtained from the Plan Administrator (who may be contacted as set forth under Question 3 above).

DIVIDENDS AND OTHER DISTRIBUTIONS. The depositary will distribute all cash dividends or other cash distributions received on our 6 5/8% preferred stock to the record holders of the depositary shares in proportion to the number of depositary shares owned by those holders. If we make a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from that sale to the holders.

WITHDRAWAL OF STOCK. A holder of depositary receipts evidencing depositary shares may, upon surrender of the depositary receipts at the corporate trust office of the depositary, obtain the number of whole shares of 6 5/8% preferred stock and any money or other property represented by those depositary shares. Holders of depositary shares will be entitled to receive whole shares of our 6 5/8% preferred stock, but will not be subsequently entitled to receive depositary shares with respect to those shares of preferred stock. If the depositary receipts surrendered by the holder represent more shares of stock than are being withdrawn by the holder, the depositary will issue a new depositary receipt representing the excess number of shares.

REDEMPTION OF DEPOSITARY SHARES. Upon redemption by us, in whole or in part, of our 6 5/8% preferred stock, the depositary will redeem the depositary shares from the proceeds received by it from that redemption. The redemption price per depositary share will be equal to one-tenth of the redemption price per share of our 6 5/8% preferred stock. Whenever we redeem shares of our 6 5/8% preferred stock, the depositary will redeem, as of the same redemption date, a number of depositary shares representing the number of shares of our 6 5/8% preferred stock redeemed.

VOTING THE 6 5/8% PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of our 6 5/8% preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares. Each record holder of those depositary shares on the record date, which will be the same date as the record date for our 6 5/8% preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of our 6 5/8% preferred stock represented by that holder's depositary shares.

The depositary will try, as far as practicable, to vote the number of shares of our 6 5/8% preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all action requested by the depositary in order to enable the depositary to do so. The depositary will not vote shares of our 6 5/8% preferred stock if it does not receive specific instructions from the holders of depositary shares relating to those shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT. The deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless that amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or the depositary only if:

 o all outstanding depositary shares have been redeemed; or

 o there has been a final distribution in respect of our 6 5/8% preferred stock in connection with any liquidation, dissolution or winding up of J.P.
   Morgan Chase and that distribution has been distributed to the holders of depositary receipts.

CHARGES OF THE DEPOSITARY. We are responsible for the payment of all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with any redemption of our 6 5/8% preferred stock. Holders of depositary receipts must pay transfer and other taxes and governmental charges and any other charges expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY. The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

MISCELLANEOUS. The depositary will forward to holders of depositary receipts all reports and communications received from us and required to be furnished to the holders of our 6 5/8% preferred stock. Neither J.P. Morgan Chase nor the depositary will be liable if prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. We and the depositary disclaim any obligation or liability under the deposit agreement to holders of depositary receipts other than for negligence or willful misconduct. Neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or our 6 5/8% preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting our 6 5/8% preferred stock for deposit, by holders of depositary receipts or by other persons believed to be competent, and on documents believed to be genuine. The depositary disclaims responsibility for the failure to carry out any instructions to vote any of the depositary shares or for the manner or effect of any vote made, as long as that action or inaction is in good faith. The depositary will be liable to us for any liability arising out of acts performed or omitted by the depositary due to its gross negligence or willful misconduct.

                                 LEGAL MATTERS

Neila B. Radin, Esq., counsel for J.P. Morgan Chase and Senior Vice President and Associate General Counsel of Chase Bank, has delivered an opinion to us as to the validity of the shares of common stock offered under the Plan by use of this prospectus. As of the date of this prospectus, Ms. Radin owns shares of common stock and holds options to purchase shares of common stock aggregating less than 0.5% of our outstanding common stock.


                                    EXPERTS

The financial statements incorporated in this prospectus by reference to Chase's Annual Report on Form 10-K for the year ended December 31, 1999 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.


                                INDEMNIFICATION

Our certificate of incorporation and by-laws provide for indemnification of our directors, officers, employees and agents to the fullest extent permitted by Delaware law. We have been advised that, in the SEC's opinion, indemnification of directors, officers or persons controlling J.P. Morgan Chase for liabilities arising under the Securities Act of 1933 would be against public policy as expressed in that Act and is unenforceable.

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








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